Exhibit 99.2

Dear Shareholders,

On behalf of the Seadrill Board of Directors, I invite you to attend the 2023 Annual General Meeting on November 17, 2023, in Hamilton, Bermuda, at 09:00 a.m. at the Rosewood Hotel, 60 Tucker’s Point Drive, Hamilton Parish, HS 02, Bermuda.

Since the Company’s emergence from Chapter 11 in February 2022, we have made significant progress in strengthening our business in order to drive shareholder value. Our investor base has expanded significantly and the liquidity of our stock has improved through the Company’s listing on the New York Stock Exchange. We have streamlined and enhanced our fleet through the sale of non-core assets and through our acquisition of Aquadrill, and achieved a more efficient capital structure with large debt prepayments, followed by our July refinancing. We have also begun returning value to shareholders through our recently announced $250 million share repurchase program.

We remain focused on how we can create the greatest value across our stakeholders, achieving strength through scale by concentrating our floater fleet in target markets, while maintaining a disciplined approach to capital allocation.

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Fleet Refinement. We continue to transform our fleet to one that is increasingly deepwater focused, becoming more of a pure-play driller through a series of transactions. To achieve that end, we sold seven jackups and three tender assist units, and we continue to pursue the sale of our three remaining benign-environment jackups. We continually evaluate the strategic fit of the rigs within our fleet as we determine the best way to create shareholder value.

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Market Selection. We are deliberate about where we choose to participate in drilling activity, concentrating rigs in the regions we believe are most resilient to oil price oscillations to help manage potential downside risk. We make a conscious effort to cluster rigs to unlock economies of scale that support contract flexibility, operational efficiency and employment stability, thus achieving a leading position in the markets where we operate. We are the number one operator of rigs in Angola, a leading deepwater driller in Brazil and maintain an established presence in the Gulf of Mexico.

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Capital Discipline. We have a thoughtful approach to capital allocation. We seek to preserve optionality and act opportunistically when identifying how best to create value. Our goals are to maintain a strong balance sheet to support our business through cycles, maintain a competitive rig fleet to deliver safe, efficient drilling operations that customers expect from Seadrill, and invest in accretive growth, evaluating organic and inorganic opportunities to strengthen our core business and return capital to shareholders when appropriate.

As we think about the future of the industry, we believe it is increasingly important for investors to focus on offshore drilling contractors who will be relevant on a through-cycle basis. Our customers are increasingly in need of better resourced contractors who can support their success over time. We have positioned ourselves to satisfy this requirement and believe this will allow us to create meaningful free cash flow and shareholder returns. As a leading deepwater driller with a modern fleet concentrated in key offshore basins, and a strong balance sheet and financial position, we believe Seadrill can continue to create real value for our stakeholders.

We encourage you to review the enclosed Proxy Statement and vote promptly for the proposals included to ensure your shares are represented at the Annual General Meeting. We believe our updated proposal for a Management Incentive Plan aligns with peer company practices and further aligns our leadership team with the interests of our shareholders in creating long term value. We value and appreciate your continued investment in and support of our Company.

With best regards,

/s/ Julie J. Robertson
Julie J. Robertson
Chair of the Board of Directors